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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number  33-80731

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F     [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:            June 30, 1996
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[ ] Transition Report on Form 10-K           [ ]Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F           [ ]Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:
                                ------------------------------------------------
        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------
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                         PART I. REGISTRANT INFORMATION

Full name of registrant PHYSICIAN SUPPORT SYSTEMS, INC.
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Former name if applicable

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Address of principal executive office (Street and number)
                             Route 230 and Eby-Chiques Road
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City, State and Zip Code            Mt. Joy, Pennsylvania  17552
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                         PART II. RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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[   ]   (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

        Physician Support Systems, Inc. ("PSS") acquired three companies during the quarter ended June 30, 1996. In one of these acquisitions, PSS acquired all of the outstanding shares of common stock of Synergistic Systems, Inc. ("SSI") on June 28, 1996, which transaction is being accounted for as a pooling of interests. As a result of the pooling transaction with SSI, the previously filed consolidated financial statements for PSS must be restated for all periods required to be presented in PSS's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996. For this reason, PSS has been unable to complete its Form 10-Q without unreasonable effort on or before August 14, 1996.

                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

David S. Geller, Senior Vice President and Chief Financial Officer  (717) 653-5340
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                      (Name)                                        (Area code) (Telephone number)

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        (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [ X ] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ X ] Yes [ ] No

        PSS expects to report that there was a significant change in its results of operations for the quarter ended June 30, 1996 from the corresponding quarter in 1995. PSS has previously announced that its revenues for the quarter ended
June 30, 1996 were $10,337,432, representing a 39% increase over its revenues of $7,431,197 for the quarter ended June 30, 1995. Most of this increase was due to the addition of the businesses referred to in Part III of this Report. As previously announced, PSS incurred a one-time charge during the quarter ended
June 30, 1996 related to a limited restructuring of its operations at Spring
Anesthesia Group, Inc., its wholly owned subsidiary in Stockton, California, and to the write-off of certain computer hardware and software at SSI. Including this one-time charge, PSS's net loss for the quarter ended June 30, 1996 was $(2,330,862), compared with a net loss of $(184,239) for the quarter ended June
30, 1995.

                         PHYSICIAN SUPPORT SYSTEMS, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date           August 15, 1996                 By/s/ David S. Geller
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                                                 David S. Geller
                                                 Senior Vice President and Chief
                                                 Financial Officer

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).